UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment #__)*

MODERN MFG SERVICES, INC.

(Name of Issuer)

Common Stock, .001Par Value

(Title of Class of Securities)

607649-20-9

(CUSIP Number)

Kathleen Bright
4105 Kennedy Drive #5
Bremerton, WA 98312
(360) 479-2463

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1)g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP #   607649-20-9

1. Names of reporting persons. IRS identification nos. of above persons (entities only).
    Kathleen Bright

2. Check the appropriate box if a member of a group.
    (a)
    (b)

3. SEC Use Only

4. Source of Funds   SC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization   United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power	1,000,000
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,000,000
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned By Each Reporting Person
        1,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)   5.68%

14. Type of Reporting Person
            IN

Item 1. Security and Issuer
        Common stock, .001par value, of Modern MFG Services, Inc. which has its
        principal offices at, 4462 Russell Road, Suite 102, Mukilteo, Washington 98275.

Item 2. Identity and Background

    (A) Kathleen Bright

    (B) 4105 Kennedy Drive #5, Bremerton, Washington 98312

    (C) President of Integrated Maritime Platforms International, Inc., P.O. Box 149, Keyport, Washington 98345

    (D) During the past five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (E) During the past five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibition or mandating activities subject to Federal or State Securities laws or finding any violations with respect to such laws.

    (F) U.S. Citizenship

Item 3. Source and Amount of Funds or Other Consideration
The source of all funds for purchases was from the subject company, as a term of an Agreement of Share Exchange by and between Modern MFG Services, Inc. and Integrated Maritime Platforms International, Inc.

Item 4. Purpose of the Transaction
Kathleen Bright, as President and shareholder of Integrated Maritime Platforms International, Inc. had acquired 100,000 shares of the capital stock of that company. Whereas, Modern MFG Services, Inc. as desiring to acquire from the shareholders all of the capital stock of Integrated Maritime Platforms International, and as to the terms and condition of an Agreement of Share Exchange, exchanged such capital stock at a rate of ten (10) shares of Modern MFG Services, Inc. restricted common stock for each share of Integrated Maritime Platforms International, Inc. capital stock.

Ms. Bright has entered into an Employment Agreement with Modern MFG Services, Inc., also as an action pertaining to the Agreement of Share Exchange and acquisition.

Item 5. Interest in Securities of the Issuer

    (A) 1,000,000 shares, constituting 5.68% of the outstanding common stock of the issuer.

    (B) Items 7, 8, 9, and 10 of the second part of the cover page are hereby incorporated by reference.

    (C) Kathleen Bright made the following transaction with the issuer on

    September 30, 2002:
Modern MFG Services, Inc. as desiring to acquire from the shareholders all of the capital stock of Integrated Maritime Platforms International, and as to the terms and condition of an Agreement of Share Exchange, exchanged such capital stock at a rate of ten (10) shares of Modern MFG Services, Inc. restricted common stock for each share of Integrated Maritime Platforms International, Inc. capital stock.
Ms. Kathleen Bright received 1,000,000 shares of Modern MFG Services, Inc. restricted common stock in exchange for 100,000 shares of the capital stock of Integrated Maritime Platforms International, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationship to Securities of the Issuer
Kathleen Bright has no contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits
The filer incorporates herein by reference, the following:
Modern MFG Services, Inc. 10-KSB for the period ending June 30, 2002
with exhibits thereto; Exhibit 10.2 Agreement of Share Exchange filed with
the Securities and Exchange Commission on or about October 17, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      October 22, 2002
Date

\s\   Kathleen Bright
Signature   Kathleen Bright
          An Individual